TCP INTERNATIONAL HOLDINGS LTD.

No. 139 Wangdong Rd (S), Songjiang

Shanghai, PRC 201601

November 30, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Division of Corporation Finance

Re:	TCP International Holdings Ltd.
Application for Withdrawal of Registration Statement on Form F-1
Filed on March 26, 2012
File No. 333-180358

Ladies and Gentlemen:

TCP International Holdings Ltd. (the “Company”) hereby respectfully requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form F-1, together with all exhibits and amendments thereto (File No. 333-180358), as initially filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2012 (the “Registration Statement”) be withdrawn effective immediately.

The Company is requesting withdrawal of the Registration Statement due to the Company’s decision not to proceed with an offering of the subject securities at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned at 325 Campus Drive, Aurora, Ohio 44202 or via email at vcampbell@tcpi.com or via facsimile at (330) 995-1346, with a copy to the Company’s outside counsel, Benesch, Friedlander, Coplan & Aronoff LLP, 200 Public Square, Suite 2300, Cleveland, OH 44114, attention: Douglas Haas, or via email at dhaas@beneschlaw.com or via facsimile at (216) 363-4588.

Should you have any questions regarding this request for withdrawal, please contact Douglas Haas by telephone at (216) 363-4602.

Very truly yours,

/s/ Valarie L. Campbell

Name: Valarie L. Campbell

Title: Chief Financial Officer